April 11, 2006

Franklin D Chu
Co-Chief Executive Officer
Shanghai Century Acquisition Corporation
Suite 1002, 10th Floor
43 Lyndhurst Terrace
Central, Hong Kong SAR
CHINA

RE: **Shanghai Century Acquisition Corporation**
  Registration Statement on Form S-1
  Supplemental Response dated April 7, 2006
  File No. 333-130260

Dear Mr. Chu:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to prior comment 6. Paragraphs A18 through A48 of SFAS 123R provide useful guidance for selecting assumptions for use in an option-pricing model. Paragraphs A45 through A48 discuss the use of an appropriate industry sector index for expected volatility. Paragraph A46 states, "An appropriate industry sector index is one that is representative of the industry sector in which the nonpublic entity operates and that also reflects, if possible, the size of the entity… However, in no circumstances shall a nonpublic entity use a broad-based market index like the S&P 500, Russell 3000, or Dow Jones Wilshire 5000 because those indices are sufficiently diversified as to be not representative of the industry sector, or sectors, in which the nonpublic entity operates." Please explain to us why you believe the Shanghai Stock Exchange Composite Index is representative of the industry sector or size of your company and planned future operations. Explain why you believe the use of a highly diversified index that includes companies with market capitalizations over one billion dollars is reasonable and appropriate given this guidance in SFAS 123R.

    Paragraph A48 of SFAS 123R states, "The calculation of the historical volatility of an appropriate industry sector index should be made using the daily historical closing values of the index selected for the period of time prior to the grant date (or service inception date) of the equity share option or similar instrument that is equal in length to the expected term of the equity share option or similar instrument." It appears the use of a 90-day period would omit useful and relevant events influencing the volatility of the Index companies. Please revise accordingly.

Closing Comments

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Gregory J. Schmitt (by facsimile)
         214.855.4300